

Mail Stop 3030

March 23, 2009

Via Facsimile and U.S. Mail

Mr. Henry E. Gemino
Chief Executive Officer
Profile Technologies, Inc.
2 Park Avenue, Suite 201
Manhasset, NY   11030

> **RE: Profile Technologies, Inc.**
> **Form 10-KSB for fiscal year ended June 30, 2008**
> **Filed September 25, 2008**
> **Form 10-Q for the period ended December 31, 2008**
> **File No. 0-29196**

Dear Mr. Gemino:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Note 3. Summary of Significant Accounting Policies, page 19

Contract Revenue Recognition, page 20

1.	We note that you record service fees on the percentage of completion method. Please revise your future filings to explain the nature of your contracts and why you recognize revenue using the percentage of completion method under SOP 81-1. Within your discussion, please also discuss your consideration of the applicability of EITF 00-21 and SAB Topic 13 to your transactions.

Item 8A(T) - Controls and Procedures, page 31

2.	The language that is currently included after the word "effective" in your disclosure here and within your October 31, 2008 and December 31, 2008 Forms 10-Q appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.1

3.	We note that the certification filed as Exhibits 31.1 does not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management's internal control report and in all periodic reports filed thereafter. Accordingly, please file an amendment to your June 30, 2008 Form 10-KSB to present this certification in the form currently set forth in Item 601(b)(31) of Regulation S-B. You may file an abbreviated amendment to your Form 10-KSB that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Form 10-Q for the Quarter Ended December 31, 2008

Notes to Financial Statements, page 7

Note 3. Summary of Significant Accounting Policies, page 7

-Recently Issued Accounting Pronouncements, page 9

4.   You state that SFAS 157 is effective for fiscal years beginning after November 15, 2007 and any interim reporting periods within those years and that you do not expect the impact of the adoption of this standard to have a material impact on your financial statements. Please tell us and revise your future filings to state, if true, that you adopted SFAS 157 on July 1, 2008 and that the adoption of this standard did not have a material impact on your financial statements.

Exhibit 31.1

5.   We note that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note in paragraphs 3, 4, 4(a), 4(c), 4(d), 5, 5(a), and 5(b) that you replaced the word "registrant" with "small business issuer." Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please amend your 2008 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Tara Harkins
Reviewing Accountant